(d)(12)(i)

June 6, 2019

Mack Kline

Vice President

J.P. Morgan Asset Management

270 Park Avenue, 23rd Floor

New York, NY 10017

Dear Mr. Kline:

On Thursday, May 23, 2019, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) voted to replace J.P. Morgan Investment Management Inc. (“JP Morgan”) as a sub-adviser to Voya Multi-Manager Emerging Markets Equity Fund (the “Fund”), a series of VMF.  This letter is to inform you that the Sub-Advisory Agreement, dated November 18, 2014, between Voya Investments, LLC (“VIL”) and JP Morgan (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective at the close of business on August 9, 2019.

Pursuant to Section 16, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth transition.  We look forward to your cooperation in this regard.  We note that this notice does not affect:  the Portfolio Management Agreement with respect to VY® JPMorgan Emerging Markets Equity Portfolio and VY® JPMorgan Small Cap Core Equity Portfolio, each a series of Voya Investors Trust, which remain subject to their Portfolio Management Agreement with VIL; and the Sub-Advisory Agreement with respect to VY® JPMorgan Mid Cap Value Portfolio, a series of Voya Partners, Inc., which remains subject to its Sub-Advisory Agreement with VIL.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Mutual Funds